

December 22, 2011

Via E-mail
Mr. Mark L. Lemond
Chief Executive Officer
Shoe Carnival, Inc.
7500 East Columbia Street
Evansville, IN 47715

>   **Re: Shoe Carnival, Inc.**
>   **Form 10-K for Fiscal Year Ended January 29, 2011**
>   **Filed April 14, 2011**
>   **File No. 000-21360**

Dear Mr. Lemond:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Critical Accounting Policies, page 20

1.   Please revise in future filings your discussion of your critical accounting policies to provide a discussion that supplements, rather than duplicates, the accounting policies contained in the footnotes to your financial statements. Your revised discussion should provide greater insight into the quality and variability of your most critical accounting estimates and assumptions that may be material due to the levels of subjectivity and judgment inherent in their application. For example for inventories, please expand your disclosures to provide further insight into the assumptions and estimates involved in determining market value. Please refer to SEC Release No. 33-8350.

2. We note that your inventory represents 76% of your current assets and 62% of your total assets at January 29, 2011, and your inventory balance increased by $15.5 million while your inventory reserve decreased slightly. Please clarify in future filings how you account for slow moving and obsolete inventories.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo, Staff Accountant at 202-551-3394 or Nasreen Mohammed, Assistant Chief Accountant at 202-551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining